Exhibit 99.7

ET Now Question and Answer Session

ET NOW QUESTION AND ANSWER SESSION

Q1 FY 2015 results

July 11, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Chief Executive Officer

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

interviewer

Nikunj Dalmia

ET Now

Nikunj Dalmia

It is time for our quarterly chat with the top management of Infosys and I have with me the CEO – Mr. S. D. Shibulal, the COO – Mr. Pravin Rao, and the CFO – Rajiv Bansal. Gentlemen thank you for joining us. The first question has to be to you Shibu obviously. What are now the things that have moved for Infosys for the quarter gone by?

S. D. Shibulal

So I think it has been a fairly good quarter for us. We have grown by 2% in reported currency terms, 1.5% in constant currency terms, 2.9% in volume terms. The volume growth has been pretty good. Our margins also have actually in my mind improved - 25.1% for the quarter compared with 25.5% last quarter after taking an impact of the compensation, visa and more importantly we have paid out $8 million to Infosys Foundation for CSR activities as per the new Companies Bill. So this is after the $8 million which we have paid to Infosys Foundation. Actually if you consider that, it will be 25.5%, same as last quarter. Our EPS is down from last quarter, but better than what we have said because we were expecting 200 basis points drop because of the compensation change. On operating parameters, all of the things we have done over the last 3-4 quarters have yielded results. Our utilization has gone up to 80% from 77% and that has benefited our margins. Onsite-offshore ratio is marginally down, very good client additions, 61 new clients has got and one of the highest, large deal wins which we have been working on for a while now. We have five large deal wins this quarter adding up to $700 million of TCV. So fairly okay growth, margins in the right direction, good client additions and good deal wins, solid volume momentum. With all that, we have kept our guidance at 7%-9% because we are just at the end of first quarter.

Nikunj Dalmia

It has been a good quarter for all-round growth, but the curiosity from market standpoint Shibu is what will happen after this quarter when Vishal Sikka takes over? How will things change? How soon will things change? The fact that you have not changed your guidance, it clearly means that you do not expect magical things to happen this year.

S. D. Shibulal

So our guidance as I said in the past is a statement of fact. I do not think it is person dependent. It is a statement of fact. Considering this quarter’s growth and what we see for the rest of the year and what Infosys sees in its client base. Today our guidance is about us and what we see in the market and what we experience in the market. We have kept our guidance 7%-9%. From a strategic perspective, we have completed our transformation to 3.0 and it is in execution. This quarter we have won large deals. Our consulting revenue has moved positively. We have launched EdgeVerve, the company which will focus on products and platforms. So from a strategic perspective also, things are moving ahead.

Nikunj Dalmia

Things are moving ahead, but my question is about curiosity of what will happen. So let me rephrase my next question slightly differently. What is your handover to Mr. Sikka? What are the things he needs to do immediately because the problems have been well identified by you? You have been very articulate about the problems. How will you sort them up? What is that big message to him?

S. D. Shibulal

First and foremost I clearly believe that I am handing over a stronger Infosys. I think when I took over, we were faced with number of internal and external challenges. Externally, it was a tough economic situation. Our clients were tentative. We had a number of internal challenges. We were faced with employee retaliation suits. We were faced with an investigation from the US Department of Justice. We had not applied for adequate visas which had increased our subcontracting costs which impacted our margins. So a number of internal issues. See if you look at it today and if you look at last year, we have put behind all of those. We doubled our growth rate from FY 13 to FY 14 - 5.8% to 11.5%. We are definitely a stronger Infosys today than what was in the past. Vishal is a visionary leader. He has an excellent team of people. Pravin has been in the company for the last 25 years. They are inheriting a stronger Infosys and I wish them all the best.

Nikunj Dalmia

Pravin, let us talk about one alarming number. The alarming number is the attrition rate, it is a high number. Why is that?

Pravin Rao

The attrition is high definitely.

Nikunj Dalmia

Very high actually.

Pravin Rao

But you have to look at it this quarter. Quarter one is historically where attrition is app. 300 basis points higher than the typical attrition you see in rest of the quarter. Over the last few quarters, we have done multiple things. We have listened to the employees, we have listened to their concerns. We have addressed many of the concerns. One was around predictability. We said we will have compensation increase and promotions on a timely basis. We have published a calendar and we have done that. We have now moved to quarterly promotions so that people can get more opportunities and get promoted quickly. We rolled it out in quarter 4. In quarter 1 also, we have had promotions. So we are doing multiple things on the employee front. Some of it I think it will take a period of time.

Nikunj Dalmia

So where do you think attrition rate will finally settle because for the measure which you have introduced because of that I am sure attrition rates will come down. Where do you think it will settle?

Pravin Rao

Historically we have always had 12%-13% that is where we are comfortable and that is where we want to track. So it will probably take a few quarters to reach that level that is our expectation.

S. D. Shibulal

It is also a reflection of the demand environment where people are in high demand and also the fact that we have some of the best people. Our training program is one of the best in the country. Our leadership institute is one of the best. All of those things also have to be factored in and as Pravin said, our comfort rate is somewhere between 13%-15%. It will happen over a period of time.

Nikunj Dalmia

Utilization rate, big success story, 80%, congratulations, but is that number here to stay?

Rajiv Bansal

I would think so. I would be more than happy with the utilization continuing at more than 80% and that is what we have been saying in the last couple of quarters that we want our utilization to be 80%-82%. But it also factor of the demand that you see because you want to build a strategic bench, you need to invest in people, keep them ready, train them and look for opportunities also. I think what you will see is that as demands start picking up, our utilization would fall marginally and that would be to invest in strategic bench. But I think I am very happy with the utilization having gone up over the last 4 or 5 quarters reaching 80.1% this quarter which has really helped us in mitigating the impact of wage hike and visas this quarter. I think it is a good track record. It gives us the confidence that we can increase our utilization when needed and it also gives us the confidence to invest in people and train them and keeps them ready on the bench. So I think you would see the utilization going up and down quarter-on-quarter basis depending on how we will see the demand for the future, but I think the past few quarters has been.a great success story

Nikunj Dalmia

Salary hike has already kicked in, visa cost has kicked in and margins are at 25% plus. Rest of the year, can I safely assume that margins would stay in and around 25%?

Rajiv Bansal

Again as I said, it is all about accelerating the growth. We have done a lot of stuff over the last 4-5 quarters which have really helped us in improving our margins. There are far more robust cost structures now which give us the confidence to invest but I think important point is to accelerate our growth. To be able to sustain these margins, we have to accelerate our growth. It can be our guidance is 7%-9%. We would want it to reach the industry levels and I think for that we have to make investments. Again as I said if the cost structure is good, it gives us the confidence to make investments. A bad cost structure ties your hands up. So we have corrected our cost structure. It has helped us, gives the confidence to invest in the future and I would say that I am not too worry about the margins at this point of time. I would want the growth to come back and for that if the business needs investment, we would be more than glad to make investments.

 Nikunj Dalmia

Shibu, so the ambition clearly is that Infosys should go back to industry average. My question is will it take one year, will it take more than a year?

S. D. Shibulal

Our aspiration always is to have superior financial performance and that is industry average growth and one of the industry leading margins. Everything we have done, the Infosys 3.0 strategy, the optimizations we have done, all of that is about achieving those aspirations. If you remember Mr. Murthy has said that it will take a certain period of time.

Nikunj Dalmia

He said three years.

S. D. Shibulal

So we are about one year in to that three years.

Nikunj Dalmia

So two more years and then you will back to industry?

S. D. Shibulal

You can never predict the future. But one thing I can say is that we are in the right direction in the journey. Our utilization has improved; our margins are moving in the right direction; our growth double last year from prio year and our client additions are strong; our pipeline is stable. So we are in the right direction. You can never predict the future.

Nikunj Dalmia

North America 3.7% sequential growth very impressive that is a big market for you. Could we expect similar numbers going forward?

Pravin Rao

I think the pipeline is decent both in North America and Europe while in Europe we have declined, it is probably not a secular trend. We had some challenges in this quarter. The pipeline is healthy but at the same time visibility is only for three to four months. That is reflective in our guidance as well. But the way things are we are fairly comfortable and this time when we look at the growth it has been across all verticals. So we are optimistic about the good pipeline.

Nikunj Dalmia

Now the India businesses not only for Infosys but for everyone because there was lack of decision making. We have a new government, a stable government in place. Can India be the differentiating factor going forward and then are you accounting for a revival in India business this year?

Pravin Rao

I think it will take some time. The new government has just come in, they have to announce initiatives. Some things have to kick off and initially when you start anything new, in the early phases of the lifecycle there is limited spend. Most of the spend happens in the middle and tail end of the lifecycle. So it is probably too early to say that we will see recovery in India this year. This year at least India growth will be lower than what we have historically seen but over a period of time I think we are optimistic given the new government and their intentions.

Nikunj Dalmia

So Rajiv, for Infosys the direct correlation between dollar or rupee and dollar seems to be getting marginalized because the size has gone up and also other cross currency benefits have kicked in. But what is that inflection point beyond which dollar or rupee will start hurting you?

Rajiv Bansal

It is not that the size really impacts the dollar rupee impact on the margin. The fact is that this time though the dollar rupee appreciated, the cross currencies moved in our favor. So to a large extent the impact was kind of negated. However if the cross currency moved the other way the impact would have been double. I think that we have to watch out for the rupee and typically small volatility in the rupee-dollar is something that we can manage over one or two quarters. But if the rupee starts moving the way it moved last year, then it does show up on the margins. We have a very active hedging strategy but that is to ensure that the translation losses or gains are set off against the hedging losses. I think it is enough because the kind of movement we have seen in the rupee, the forecast from the bankers and from the forex traders is that the rupee is likely to be in a very narrow range. Our hedging strategy has worked for us in the past I believe it is a right strategy it will work for us in the future also. But any big movement in rupee dollar would impact the operating margins. That is something that you cannot wish away because you have a certain cost structure in rupee which gets impacted when you translate in to dollars. That is something that you cannot hedge against.

Nikunj Dalmia

So the historical correlation has not changed?

Rajiv Bansal

The correlation has not changed.

Nikunj Dalmia

Shibu, as journalist we always look at the fine print of your commentary and this time the tone of your commentary is that the pricing environment is stable. What does stable mean, are things moving up?

S. D. Shibulal

Stable means that our revenue productivity is not coming down. It has marginally come down this quarter but generally we are seeing stability in the pricing environment. Please remember it is a basket of things. It is not that everything is exactly at the same level. The large outsourcing deals are always price sensitive and we have to price it accordingly. That is an area where market determines the price and we have to determine the cost. There are areas like consulting and system integration, mobility, products and platform, we have such a wide range of services today. We have to look at it as a portfolio but at the overall portfolio level, we are able to manage. There are clients which are different; the industries which are different, services which are different; geographies which are different. But at a portfolio level, we are seeing stability in revenue realized per employee.

Nikunj Dalmia

Pravin, when I talked to some of my analyst friend who have been tracking Infosys for years now nearly two decades. There is one common concern and the common concern is that has Infosys lost a lot of senior management talent - Bala, Ashok lot of senior management talent has gone. How do you plan to compensate?

Pravin Rao

I think we have a healthy bench strength. We have invested in Infosys Leadership Institute about a decade back. At any point in time we have about 600 plus people who are always trained to take on additional responsibilities. While sometimes we are sorry to see some senior people leave, but at the same time we have to recognize that it is an opportunity for the next level to step up. Today we have a fantastic set of next level leadership. Many of them have now running segments now, running P&L independently. So we are very comfortable. While we are thankful to all the contributions they have made to Infosys but we have to respect their aspirations and we are pretty much comfortable. I do not think that is a concern for us. We have enough bench strengths at next level, next level and so on and we continuously focus on having a very good succession plan, building competency, capability and so on. It is not a concern.

Nikunj Dalmia

Rajiv, you have outlined very clearly the contribution to the Infosys Foundation. So can you give us the number what would be the total contribution this year to that foundation?

Rajiv Bansal

See it will work to around Rs. 240 crores. We have contributed around Rs. 48 crores in the first quarter.

Nikunj Dalmia

Okay so you would spread it across the quarter?

Rajiv Bansal

We will spread it across quarters.

Nikunj Dalmia

One interesting aspect about this quarter have been that the onsite growth has come back and this has happened after three or four quarters; correct me if I am wrong. That is a great sign; that is a great news that demand seems to be finally moving on your front?

Rajiv Bansal

Well absolutely. I think that is what gives us the confidence for the subsequent quarters because if you look at our onsite volumes, as you have correctly said, have actually shown an uptick as compared to the last couple of quarters which means a lot more project is starting onsite. Typically projects start onsite and the downstream work happens offshore, then the ramp up happens offshore. I think it is a great sign and we have to keep this momentum up and I think that is kind of reflected in our numbers that we have in this guidance.

Nikunj Dalmia

Shibu, is this an emotional moment for you? This is the last time we could be talking to you or discussing numbers with you in capacity of the CEO?

S. D. Shibulal

I think this has been a great ride, it has been fantastic. I had a privilege of interacting with some of the best human beings whom I can interact with; best colleagues one can have; best set of people on the board; best that the people outside Infosys; media, our clients extremely kind clients, vendor partners and everyone else. It has been an absolutely fantastic ride and I have enjoyed every minute of it. I wish everyone a great time. I am a person who believes and I have always said it I am a person who believes that life changes and that is part of life.

Nikunj Dalmia

Your colleagues Bala has decided to join politics and Mr. Murthy is now nurturing new talent he has been involved in lot of social activities. What are you planning to do?

S. D. Shibulal

So we can have that conversation after August.

Nikunj Dalmia

But is that Economic Times story right that you own 800 apartments.

S. D. Shibulal

Actually my house in US. My house is in Boston. I have lived there for many, many years.

Nikunj Dalmia

That story is not right?

S. D. Shibulal

My house is in Boston.

Nikunj Dalmia

Rajiv, let us also understand your guidance. Now your guidance clearly like Shibu said it is a statement of fact. But in an evolving global environment there are lots of ups and downs. The global economies are making a comeback. Are you being slightly conservative there? Do you think global growth could surprise you and that could surprise you in the upside in the second half?

Rajiv Bansal

Not really. See global economy is definitely on an uptick but if you look at our guidance, we still need to do about 2.2% on a sequential basis in the next few quarters to meet our lower end of the guidance and 3.5% sequentially for the next few quarters to meet the upper end of the guidance. I think having seen the growth in the last couple of quarters, having seen the volume growth this quarter, having seen the demand pipeline and the proposal pipeline, I think we believe our guidance is a fair guidance and something that we believe we will be able to achieve.

Nikunj Dalmia

I have just one small follow up question my studio wants you to ask this one. I want clarity on the CSR plan. I mean Rs. 240 cr is the maximum commitment that will go to the CSR activity?

Rajiv Bansal

See the Companies Act prescribes that you have to give 2% of the average profit of the last three years and that number works out to Rs. 240 crores. So the company would spend up to Rs. 240 crores.

Nikunj Dalmia

Okay, no confusion on that. Okay gentlemen, appreciate your time. Shibu good luck and I hope next time when you are watching your quarterly numbers you are watching them on ET Now.

S. D. Shibulal

Wonderful thank you very much.

Nikunj Dalmia

Thank you so much gentlemen and good luck for coming for it.